Exhibit 12
Computation of Ratios

Net Income Per Share	=	Net Income/Average Common Shares Outstanding

Cash Dividends Per Share	=	Dividends Paid/Actual Common Shares Outstanding

Book Value Per Share	=	Total Shareholders’ Equity/Actual Common Shares Outstanding

Return on Average Assets	=	Net Income/Average Assets

Return on Average Shareholders’ Equity	=	Net Income/Average Shareholders’ Equity

Net Interest Margin	=	Net Interest Income/Average Earning Assets

Noninterest Expense to Average Assets	=	Noninterest Expense/Average Assets

Efficiency Ratio	=	(Noninterest Expense-Other Real Estate Owned Expense-Amortization of Intangibles)/(Net Interest Income + Noninterest Income-Security Losses)

Average Loans to Deposits	=	Average Net Loans/Average Deposits Outstanding

Dividend Payout	=	Dividends Declared/Net Income

Average Shareholders’ Equity to Average Assets	=	Average Shareholders’ Equity/Average Assets

Tier I Capital Ratio	=	Shareholders’ Equity – Net Unrealized Gains on Available for Sale Securities-Intangible Assets +Qualifying Capital Securities (Tier I Capital)/Risk Adjusted Assets

Total Capital Ratio	=	(Tier I Capital +Qualifying Tier II Capital Securities +Allowance for Loan Losses +Qualifying Portion of Unrealized Gains on Available for Sale Marketable Equity Securities)/Risk Adjusted Assets

Tier I Leverage Ratio	=	Tier I Capital/Average Assets

Net Charge-offs to Average Loans	=	(Gross Charge-offs – Recoveries)/ Average Net Loans

Non-performing Loans to Period End Loans	=	(Nonaccrual Loans + Loans Past Due 90 Days or Greater)/ Loans Net of Unearned Income

Non-performing Assets to Period End Assets	=	(Nonaccrual Loans + Loans Past Due 90 Days or Greater + Other Real Estate Owned)/Total Assets

Allowance for Loan Losses to Period End Loans	=	Loan Loss Reserve/Loans Net of Unearned Income

Allowance for Loan Losses to Non-Performing Loans	=	Loan Loss Reserve/(Nonaccrual Loans + Loans Past Due 90 days or Greater)

90